Filed by Alliance Data Systems Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Conversant, Inc.
Commission File No.: 001-31357

The following is a slide presentation from a webcast hosted by Alliance Data Systems Corporation and Conversant, Inc. to discuss the transaction.

 ©2014 ADS Alliance Data Systems, Inc. Confidential and Proprietary  Conversant Acquisition l September 11, 2014  *  *  September 11, 2014  Alliance Data to Acquire Conversant

Conversant Acquisition I September 11, 2014 2

Call Participants

Ed Heffernan
President and Chief Executive Officer, Alliance Data

John Giuliani
Chief Executive Officer, Conversant

Bryan Kennedy
Chief Executive Officer, Epsilon

Charles Horn
Chief Financial Officer, Alliance Data

AllianceData. 2 CONVERSANT

©2014 ADS Alliance Data Systems, Inc.
Confidential and Proprietary

 ©2014 ADS Alliance Data Systems, Inc. Confidential and Proprietary  Conversant Acquisition l September 11, 2014  *  *  Important Information for Investors and StockholdersThis communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation. In connection with the proposed merger, Alliance Data intends to file with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data’s website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant’s website at www.conversantmedia.com. Safe Harbor Statement/Forward Looking StatementsCertain information set forth in this communication, including financial estimates, projections about the industries and markets in which Alliance Data and Conversant operate, and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “predict,” “project,” “would” and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and/or Conversant and are subject to significant risks and uncertainties outside of our control.

 ©2014 ADS Alliance Data Systems, Inc. Confidential and Proprietary  Conversant Acquisition l September 11, 2014  *  *  Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC’s website http://www.sec.gov. Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.Participants in the SolicitationAlliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data’s directors and executive officers is set forth in the proxy statement for Alliance Data’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant’s directors and executive officers is set forth in the proxy statement for Conversant’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.

Conversant Acquisition I September 11, 2014 5

The Transaction is Expected to Deliver Significant Value

- Consideration to Conversant Stockholders
  - $35 per share: $18.20 in ADS stock and $16.80 cash per share
  - Ratio of stock to cash can change based upon subsequent movements in ADS share price, subject to certain limitations
  - $2.32 billion equity value
  - Implies multiple of 10.0x 2015E EBITDA excluding cost synergies
  - Option to elect all cash or all stock consideration, subject to pro-ration
- Financial Expectations
  - Core EPS accretion: approximately $0.50 in 1st year and $0.75 in 2nd year
  - Incremental free cash flow of approximately $100 million in 1st year
- Growth Opportunities
  - Expanded access to fast growing digital marketing sector
  - Enriched data assets
- Approvals Required
  - Conversant stockholders
  - Various antitrust approvals
  - Closing expected by year end

Conversant (NASDAQ: CNVR)

Complementary Set of Assets

•Pure digital, with mobile and video capabilities

•Cross-device, cross-channel marketing technology

•Supplemental online, anonymous and unstructured data

2013 Financial Results

•$573 million revenue

•$222 million adjusted EBITDA

AllianceData

5

CONVERSANT

©2014 ADS Alliance Data Systems, Inc.
Confidential and Proprietary

Conversant Acquisition I September 11, 2014 6

Significant Upside for Conversant Stockholders

- Transaction creates immediate and long-term value
- 34% premium to the 30 day average closing price of Conversant's shares
- Attractive consideration mix:
  - 48% cash and 52% stock, with value protection via symmetrical collar (+/-10%)
    - As ADS share price increases or decreases, the amount of cash payable decreases or increases (up to the collar limits)
    - Helps protect value during the pendency of the transaction while providing the ability to share in strong upside potential
- Conversant stockholders to own approximately 7% of the pro forma entity
  - Continue to participate in the benefits and growth of the combined company
    - Significant cross selling opportunities as part of end-to-end comprehensive marketing solution

AllianceData 6 CONVERSANT
©2014 ADS Alliance Data Systems, Inc.
Confidential and Proprietary

Conversant Acquisition I September 11, 2014 7

Financial Expectations

Deal Summary ($ in billions)	
Equity Value at $35 per share price	$ 2.3
Net debt	0
Conversant Transaction Value	$ 2.3
Consideration to Equity Holders	$ 2.3
ADS Stock Value	1.2
Cash Consideration	$ 1.1
Current ADS Net Debt	$ 2.2
Post-Closing ADS Net Debt	$ 3.3
Current ADS Shares Outstanding	60.0MM
Post-Closing ADS Shares Outstanding	64.7MM

- Core EPS accretion
  - Expected to be $0.50 in 1st year; $0.75 in 2nd year
- Strong incremental free cash flow
  - Expected to be $100 million in 1st year
- Strong balance sheet
  - Net debt to adjusted EBITDA <2.0x

AllianceData

7

CONVERSANT

©2014 ADS Alliance Data Systems, Inc.
Confidential and Proprietary

Conversant Acquisition I September 11, 2014 8

Online Ads – Emerging, High-Growth Market

Ad Spend, 2014F


Digital Marketing 25%
Traditional Direct Marketing 38%
Traditional Advertising 37%

- North American Ad Spend 2014F: **$400bn**
- Up YOY +5%, but internet **+29%**

Digital Ad Spend, 2014F


Other 9%
Social 8%
Search 42%
Mobile 18%
Display 23%

Search is:

Google
YAHOO!
bing

- US Digital Ad Spend, 2014F: **$100bn**
- Up YOY +29%, with:
  - Search +20%
  - Social +20%
  - Other +17%
  - Display +22%
  - Mobile +82%
- Conversant: all categories but search

"Other" includes affiliate marketing, lead generation and classifieds
Video is included within Display and Mobile

Source: Company estimates

AllianceData. 8 CONVERSANT

©2014 ADS Alliance Data Systems, Inc.
Confidential and Proprietary

Conversant Acquisition I September 11, 2014 9

Strategic Rationale

epsilon	*"One-stop, cross-device data fueled marketing powerhouse"* (Set up to solve the attribution problem for modern CMO's)	CONVERSANT
$1.5bn revenue		**$0.6bn revenue**
• *Primarily Offline* • *Transactional* • *Identified*	**Data**	• *Offline & Online* • *Anonymous*
• *Agency Creative* • *Strategy* • *Analytics*	**Content**	• *Automated Creative Optimization* • *Mobile / Video*
• *Agility Harmony™ digital messaging platform* • *Database and Loyalty Platforms*	**Technology**	• *Cross-Device ID* • *Cross-Channel* • *Affiliate platform*
• *Partner for display* • *FB/Twitter ramping*	**Media**	• *Expansive Publisher Network* • *Integration w/ RTB & Social* • *Massive Scale*
• *Top 10 Auto* • *Top 10 Pharma* • *8/10 Retail, Top Banks*	**Clients**	• *7/10 Auto, 8/10 Pharma* • *70/100 Retail, 3/4 Telco* • *Indirect Agency*
• *Revenue largely driven by labor-based services (limits operating leverage)*	⟷	• *100% revenue driven by transactions in digital (tech, automation, scale = leverage)*

AllianceData
9
CONVERSANT

©2014 ADS Alliance Data Systems, Inc.
Confidential and Proprietary

Conversant Acquisition I September 11, 2014 10

Strategic Rationale

- Leveraging epsilon agility harmony℠


Expands our capabilities
Email
Media
Content
Display
Mobile
Video
Social

- Agility Harmony™ is Epsilon's digital messaging platform
- The more data that's pushed through Agility Harmony, the more it learns
- Capable of handling online display campaigns for clients
- Conversant's CRM/online display *enhances* Epsilon's end-to-end offering while simultaneously *strengthening* Agility Harmony's IQ, all at scale

AllianceData 10 CONVERSANT

©2014 ADS Alliance Data Systems, Inc.
Confidential and Proprietary

 ©2014 ADS Alliance Data Systems, Inc. Confidential and Proprietary  Conversant Acquisition l September 11, 2014  *  *  Conversant Overview  Revenue by Segment  EBITDA by Segment*  Affiliate Marketing29%  Media71%  Affiliate Marketing44%  Media56%  AffiliateMarketing29%  Media57%  Media71%  Affiliate Marketing43%  * Excludes corporate expenses, stock compensation, depreciation, and amortization  Conversant’s Media offerings are unique and comprehensiveKnow your customer…Client data is combined with an in-house data assetCommon ID identifies an individual consumer across multiple devicesTo send the right message…Systems dynamically personalize ads based on insights from the data (e.g., choosing the right text or creative elements)Through the right channels to the right devices…Systems know to use display ads during the day (consumer is at work) but mobile ads at lunch (browsing on her phone)Then measure, optimize and repeat  LTM 6/30/2014

Conversant Acquisition I September 11, 2014 12

Conversant Overview

Affiliate marketing

- Brands use Conversant's "CJ Affiliate" platform to place ads on any of 60,000+ websites and mobile applications
- When consumers act as a result of those ads, brands pay commissions to referring sites and CJ Affiliate


Item purchases, app downloads, form submissions, coupon printing
SALES & LEADS
$8bn transaction value in 2013
Websites and mobile applications
Advertisers
Brands
Publishers
COMMISSIONS
Performance-based commissions (no risk to advertisers)
100mm publisher commission transactions processed annually

12

©2014 ADS Alliance Data Systems, Inc.
Confidential and Proprietary

©2014 ADS Alliance Data Systems, Inc. Confidential and Proprietary  Conversant Acquisition l September 11, 2014  *  *  Data driven, personalized marketing fits Alliance Data’s DNA        More exposure to highest growth market segments (i.e., digital)  Adds complementary digital assets to Epsilon’s “one stop shop” for CMO’s    Immediately accretive to Core EPS    Reasonable size: 15% of Alliance Data’s EV    Balances Alliance Data’s business mix  Key Combination Merits    Maintains moderate debt levels (leverage ratio <2.0x)

 ©2014 ADS Alliance Data Systems, Inc. Confidential and Proprietary  Conversant Acquisition l September 11, 2014  *  *  September 11, 2014  Q & A